SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Execution of contracts for the pre-salt  FPSOs

Rio de Janeiro, 19 July 2012 – Petrobras informs that, together with its partners BG Group, Petrogal Brasil, and Repsol Sinopec Brasil SA, and through its Tupi BV and Guará BV affiliates, has approved the signature of ten contracts, totaling US$4.5 billion, for the construction of the first six topside modules and integration packages of the eight Replicant FPSOs (floating, production, storage and offloading units) which are being constructed in Brazil for the pre-salt projects in blocks BM-S-9 and BM-S-11 in Santos Basin.  The contracts will be signed in the next few days.

The companies DM Construtora de Obras Ltda/TKK Engenharia Ltda, IESA Oleo e Gas S.A., Tome Engenharia S.A./Ferrostaal Industrieanlagen GmbH, Keppel FELS do Brasil S.A., Jurong do Brasil Prestação de Serviços Ltda and Mendes Jr Trading Engenharia S.A./OSX Construção Naval S.A were hired for this service.

The Replicant FPSOs are part of the first phase of the development agreed by the consortium in blocks BM-S-9 and BM-S-11.The two remaining topside modules and integration package contracts for the eight Replicants FPSOs are expected to be awarded within the next eighteen months with the same companies.

In parallel to this contract award, the BM-S-11 consortia a decided to start a tender process for at least one additional chartered FPSO, to be used in areas with different topside requirements from those adopted by the Replicant FPSOs.

The Block BM-S-11 consortium is operated by Petrobras (65%), in partnership with BG E&P Brasil Ltda (25%), and Petrogal Brasil (10%). The Block BM-S-9 consortium is operated by Petrobras (45%), in partnership with BG E&P Brasil Ltda (30%), and Repsol Sinopec Brasil (25%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.